Filed pursuant to rule 253(g)(2)

File Number: File No. 024-12613

SUPPLEMENT DATED SEPTEMBER 18, 2026

TO OFFERING CIRCULAR DATED JANUARY 6, 2026

Miso Robotics, Inc.

This Supplement No. 4 to the Offering Circular of Miso Robotics, Inc. (the “Company”) should be read in conjunction with the Offering Circular dated January 6, 2026 and supplemented on January 13, 2026, May 7, 2026, July 20, 2026 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements are available here:

•	Offering Circular is available HERE.
•	Supplement No. 1 is available HERE.
•	Supplement No. 2 is available HERE.
•	Supplement No. 3 is available HERE.

Miso Robotics, Inc. is filing this supplement no. 4 to the Offering Statement qualified on January 6, 2026 to reflect an increase in the per share price for the shares of Common Stock being sold in this offering from $5.48 to $5.60 per share.

During the course of this Offering, the Company has sold approximately 1,818,574 shares of Common Stock and issued 70,712 Bonus Shares of Common Stock at a previous price of $5.22 per share, as well as sold approximately 3,602,237 shares of Common Stock and issued 75,302 Bonus Shares of Common Stock at $5.48 per share as of September 15, 2026.

As a result, the Company amends and restates the cover page and the following sections of its Offering Circular:

COVER PAGE

Miso Robotics, Inc.

650 East Green Street

Pasadena, CA 91101

Up to

9,124,088 shares of Common Stock, consisting of 8,485,402 shares being sold for cash consideration and 638,686 available for issuance as Bonus Shares

Common Stock	Price to Public		Underwriting Discounts and Commissions (2)	Proceeds to Company Before Expenses
Per Share	$5.60	(1)	$0.224	$5.376
Price Per Share Plus Transaction Fee (3)	$5.796		$0.232	$5.564
Total Maximum with Transaction Fee	$48,018,747	(4)	$1,920,750	$46,097,997
Total Maximum Including Value of Bonus Shares and Transaction Fee(5)	$51,559,482	(4)	1,920,750	$46,097,997

The minimum investment in this offering (the “Offering”) is $1,075.20, or 192 shares of Common Stock plus a 3.5% Transaction Fee.

(1)	The Company is offering up to 9,124,088 shares of Common Stock, consisting of 8,485,402 shares being sold for cash consideration and 638,686 available for issuance as Bonus Shares, see “Plan of Distribution”.

(2)

The Company has engaged DealMaker Securities LLC, a FINRA/SIPC registered broker-dealer (“Broker”) as broker-dealer of record for transactions processed through it, to perform broker-dealer administrative and compliance related functions in connection with this Offering. The Company may also engage additional broker-dealers. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security.  The Company has also engaged affiliates of Broker for associated services for this Offering. The Company has paid Broker and its affiliates $5,000 monthly for three months (a maximum of $15,000) of accountable expenses.  With the commencement of the Offering, a maximum of $15,000 for account management, a 4.0% commission on the aggregate amount raised by the Company from investors in the Offering, and up to $600,000 in fees for supplementary marketing services are expected to be charged if the Offering is fully subscribed and all services are utilized by the Company. The cash commissions and other fees in aggregate shall not exceed a maximum compensation limit for this Offering of $2,554,875. The Broker will not receive compensation on the issuance of the Bonus Shares.  See “Plan of Distribution” for more details.

In addition, the Company has engaged OpenDeal Broker LLC (“OpenDeal Broker”) to assist with processing of investments through its online investment platform at www.republic.com maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). The Republic Platform will be used to communicate the offering to certain investors originated by OpenDeal Broker. As compensation, the Company will pay to OpenDeal Broker a commission equal to 4% of the amount raised through the Republic Platform. As part of this arrangement, DealMaker Securities LLC and OpenDeal Broker have entered into a Referral Agreement. Pursuant to this agreement DealMaker Securities LLC and OpenDeal Broker will share commissions earned in connection with subscriptions received from investors in this Offering. Investors will not pay any additional fees as a result of this arrangement. As a result, the maximum compensation payable to DealMaker Securities will not exceed the maximum described above. See “Plan of Distribution” for more details.

(3)	Investors will be required to pay a Transaction Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.5% of the subscription price per Share (the “Transaction Fee”). The Broker and its affiliates and OpenDeal Broker, as applicable, will receive compensation on this fee. See “Plan of Distribution” for more details.

(4)	Total Maximum is based on the blended per share price for the shares previously sold in this Offering and the remaining shares to be sold.

(5)	While the Company will not receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, the total calculated proceeds of $51,559,482is composed of $46,394,924 of actual proceeds to the Company from investors, $1,623,822 for the transaction fee, and the value of the Bonus Shares of $3,540,735. This full amount of $51,559,482is the total amount the Company is offering towards its annual $75 million offering cap under Rule 251(a)(2).

Bonus Shares are available to investors based on the criteria discussed below under “Plan of Distribution.” Investors will pay full price for their securities, and if eligible, may receive Bonus Shares equal to an amount that is 2% to 7% of the number of shares purchased. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving 7% Bonus Shares.

Investors in this Offering will grant an irrevocable voting proxy to the Company’s President that will limit their ability to vote their shares of Common Stock purchased in this Offering until the occurrence of certain events specified in the proxy, none of which may ever occur. The Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended (the “Exchange Act) covering the Common Stock or five years after the execution of this Subscription Agreement.

Investors will be required to subscribe to the Offering via the platform managed by DealMaker Securities, or through the Republic Platform, and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. There are no fees associated with the use of the Novation Solutions, Inc. platform.

This Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this Offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and DealMaker Securities, or OpenDeal Broker. Once investor subscriptions are accepted by the Company and DealMaker Securities, or OpenDeal Broker, funds will be deposited into an account controlled by the Company.

The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date that is three years from the initial date this Offering being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the Company in its sole discretion. There is no minimum target for this Offering and the Company may accept investor subscriptions on a rolling basis. After each acceptance of subscriptions, funds tendered by investors will be available to the Company for its use. The Offering is being conducted on a best-efforts basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities commenced on approximately June 5, 2025, with securities re-qualified for sale on January 12, 2026.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary – Implications of Financial Reporting Standard.”

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the remaining shares are sold at $5.60 per share, the original per share price of Common Stock in this Offering. The schedule presents shares and pricing as issued and reflects all transactions since inception to September 15, 2026, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	Date	Issued Shares	Potential	Total Issued and Potential		Effective Cash Price per Share at Issuance or Potential Conversion
	Issued	(1)	Shares (1)	Shares (1)		(1)
Common Stock	2016 - 2024	48,460,164	-	48,460,164		$0.71
Preferred Stock	2024	3,015,323	-	3,015,323	(3)	$4.98

Warrants:
Common	2019-2024	-	2,766,452	2,766,452	(2)	$1.62
Preferred	2023	-	3,021,542	3.021,542	(3)	$4.98

Options:
$0.16 Options	2016	-	-	-	(2)	$0.16
$0.49 Options	2017	-	-	-	(2)	$0.49
$0.59 Options	2017 - 2018	-	35,000	35,000	(2)	$0.59
$1.43 Options	2018	-	-	-	(2)	$1.43
$1.43 Options	2020	-	-	-	(2)	$1.43
$0.78 Options	2020	-	-	-	(2)	$0.78
$0.88 Options	2021	-	106,225	106,225	(2)	$0.88
$1.79 Options	2021	-	159,049	159,049	(2)	$1.79
$1.86 Options	2022	-	93,571	93,571	(2)	$1.86
$0.28 Options	2023	-	10,612,000	10,612,000	(2)	$0.28	(6)
$1.86 Options	2023	-	63,000	63,0000	(2)	$1.86
$0.28 Options	2024	-	1,111,369	1,111,369	(2)	$0.28
$0.93 Options	2024	-	121,500	121,500	(2)	$0.93

Total Common Share Equivalents		48,460,164	15,068,166	63,528,330	(4)	$0.12
Investors in Common Stock in this Offering, at $5.22 per share		1,818,574	-	1,818,574		$5.22	(5)
Investors in Common Stock in this Offering, at $5.48 per share		3,602,237	-	3,602,237		$5.48	(5)
Investors in Common Stock in this Offering, at $5.48 per share, assuming a fully subscribed Offering			3,064,591	3,064,591		$5.60	(5)

Total After Inclusion of this Offering		53,880,975	18,146,175	72,013,732	(7)	$0.81

(1)	Values reflect an approximate 7:1 forward stock split that occurred in January 2022.
(2)	Assumes conversion at exercise price of all outstanding warrants and options.
(3)	Assumes conversion of all issued preferred shares to common stock.
(4)	Total Common Share equivalents does not include unallocated option pool.
(5)	Does not reflect the effective discount from Bonus Shares in this Offering.
(6)	After issuance, the price was adjusted from $0.28 to $0.20.
(7)	An additional 1,386,023 options have been issued subsequent to the initial commencement of this Offering that are not included in this total.

The following table demonstrates the dilution that new investors will experience upon investment in the Company. The price per share in this table reflects the price of Common Stock in this Offering of $5.60 on a blended basis with prior sales in this Offering. This table uses the Company’s unaudited net tangible book value as of June 30, 2025 of $5,466,894 which is derived from the net equity of the Company in the June 30, 2025 unaudited financial statements, representing a baseline prior to the commencement of the Offering. This tangible net book value is then adjusted to contemplate conversion of all other convertible instruments outstanding at current that would provide proceeds to the company, which assumes exercise of all warrants and stock options outstanding. While not every outstanding warrant or option may be exercised, we believe that it is important to identify the potential dilution that could occur upon the exercise of all existing securities issued by the Company. This table is intended to be illustrative and actual dilution will be impacted by the number of shares sold in this Offering, and the price of those shares, along with the number of shares issued as a result of outstanding options and warrants.

The offering costs assumed in the following table includes fees to DealMaker Securities, LLC. The table presents three scenarios for the convenience of the reader: the amount raised as of this filing date, 75% towards the maximum amount that may be raised, and 100% towards the maximum amount.

On Basis of Full Conversion of Issued Instruments (3)	Approximate Amount Raised as of the Date of this Filing		75% of Maximum Amount Raised		100% of Maximum Amount Raised
Price per Share as of the date of this filing	$5.60		$5.60		$5.60
Price per Share on a blended basis across the Offering	$5.393		$5.425		$5.468
Shares Issued	5,420,811		6,414,200		8,485,402
Capital Raised (4)	$29,233,215		$34,796,193		$46,394,925
Less: Offering Costs (5)	$(1,840,255)		$(2,070,562)		$(2,550,750)
Net Offering Proceeds	$27,392,960		$32,725,631		$43,844,175
Net Tangible Book Value Pre-financing (as of June 30, 2025, unaudited)	$29,080,505	(2)	$29,080,505	(2)	$29,080,505	(2)
Net Tangible Book Value At Raised Amount	$56,473,465		$61,806,136		$72,924,680

Shares issued and outstanding pre-financing, assuming full conversion and issued stock options	63,528,330	(1)	63,528,330	(1)	63,528,330	(1)
Post-Financing Shares Issued and Outstanding	68,949,141	(3)	69,942,530	(3)	72,013,732	(3)

Net tangible book value per share prior to offering	$0.458		$0.458		$0.458
Increase/(Decrease) per share attributable to new investors	$0.361		$0.426		$0.555
Net tangible book value per share after Offering	$0.819		$0.884		$1.013
Dilution per share to new investors ($)	$4.574		$4.541		$4.455
Dilution per share to new investors (%)	84.81%		83.71%		81.48%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 2,766,452 outstanding stock warrants (providing proceeds of $4,481,652 to net tangible book value), conversion of 3,021,542 outstanding preferred stock warrants (providing proceeds of $15,046,373 to net tangible book value), and conversion of 12,301,714 outstanding stock options (providing proceeds of $4,085,586 to net tangible book value).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1). The Net Tangible Book Value without the adjustment is equal to $5,466,894.
(3)	Does not reflect the effective discount from Bonus Shares in this Offering.
(4)	This does not include the Transaction Fee collected with each subscription. All issued shares that correspond to the amount of Capital Raised have been rounded to the nearest whole share.
(5)	This does not include payment processing fees that are expected at approximately 2% of offering proceeds, which will be offset with the collection of the Transaction Fee.

USE OF PROCEEDS

As of the date of this filing, the Company has raised approximately $29.2 million in this Offering. The below table identifying our intended use of proceeds has been updated to reflect what has been raised, and remaining funds that may be raised in this Offering. This reflects the approximate values based on the intentions of the Company rather than exact amounts to be spend for the identified purposes:

	Approximate Amount Raised at date of Filing	75% of Max Offering	Maximum Offering
Gross Offering Proceeds (1)(2)	$29,233,215	$34,796,193	$46,394,924
Less: Commissions and Offering Costs	$1,840,255	$2,070,562	$2,550,750
Net Proceeds to Issuer	$27,392,960	$32,725,631	$43,844,175
Product Development	$2,739,296	$3,272,563	$4,384,417
Payroll	$12,326,832	$14,726,534	$19,729,879
General Administrative	$2,739,296	$3,272,563	$4,384,417
Marketing	$9,587,356	$11,453,970	$15,345,461
Total	$27,392,960	$32,725,631	$43,844,175

(1)	This does not include the investor transaction fees collected with each subscription.

(2)	This does not include payment processing fees that are expected at approximately 2% of offering proceeds, which will be offset with the collection of the Transaction Fee.

Because the Offering is a “best efforts,” we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

SECURITIES BEING OFFERED

General

The Company is offering Common Stock to investors in this Offering. Under this Offering Statement, of which this Offering Circular is part, the Company has qualified up to 9,124,088 shares of Common Stock, consisting of 8,485,402 shares being sold for cash consideration and 638,686 available for issuance as Bonus Shares.

During the course of this Offering, the Company has sold approximately 1,818,574 shares of Common Stock and issued 70,712 Bonus Shares of Common Stock at a previous price of $5.22 per share, as well as sold approximately 3,602,237 shares of Common Stock and issued 75,302 Bonus Shares of Common Stock at $5.48 per share as of September 15, 2026. Remaining shares will be sold at a price of $5.60 per share.

The shares sold in this Offering will be subject to an irrevocable proxy whereby all voting rights will be held by the Company’s President.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Eighth Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Report is a part. For a complete description of our capital stock, you should refer to our Eighth Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Our authorized capital stock consists of:

●	80,000,000 shares of Common Stock, $0.0001 par value per share.

●	11,684,802 shares of Preferred Stock, $0.0001 par value per share.

●	11,056,183 shares of authorized Preferred Stock are to be designated as Series A-1 Preferred Stock.

As of September 15, there were 58,903,257 shares of Common Stock issued and outstanding, respectively.

Common Stock

General

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights and Proxy

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholder, except as provided by law or by the other provisions of the Eighth Amended and Restated Certificate of Incorporation.

In this Offering, the subscription agreement that investors will execute grants an irrevocable proxy to the Company’s President to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock sold in this Offering. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Preferred Stock simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Preferred Stock, as detailed in the Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A-1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Series A-1 Preferred Stock

General

The company has authorized the issuance of Series A-1 Preferred Stock, which contains preferences, and privileges as further described below.

Dividend Rights

The Company is not allowed to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A-1 Preferred Stock then outstanding first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Series A-1 Preferred Stock subject to the terms of the Series A-1 Certificate of Designation.

Conversion Rights

Voluntary Conversion. Each share of Series A-1 Preferred Stock is convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of $4.9779468 by the applicable conversion price in effect at the time of conversion.

Mandatory Conversion. Each share of Series A-1 Preferred Stock will automatically convert into the Common Stock of the Company at the conversion terms above in the event of a sale of shares of Common Stock to the public at a price of $24.89 per share.

Voting Rights and Protective Provisions

The holders of the Series A-1 Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-1 Preferred Stock would convert on all matters submitted to a vote of the stockholders.

The Series A-1 Preferred Stock includes protective provisions that require that the Company, before taking certain actions, must first obtain the approval of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock. Such events include liquidation or winding up of the Company, amending the certificate of incorporation, creating additional classes of shares of the Company, redeem any shares of the Company, pay dividends, or change the number of members of the Board of Directors.

Right to Receive Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series A-1 Preferred Stock are entitled to receive the amount invested, out of available funds of the Company, prior to any distributions being made to holders of Common Stock, such as the investors in this Offering.

Anti-Dilution Protection

Holders of Series A-1 Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A-1 Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the Conversion Price of a series of Preferred Stock then in effect, the Conversion Price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Eight Amended and Restated Certificate.

Exclusive Jurisdiction

Under Article 12 of our Eighth Amended and Restated Certificate of Incorporation, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Company;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders;

(3) Any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law or certificate of incorporation, or bylaws; or

(4) Any action asserting a claim against the Company governed by the internal affairs doctrine.

Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts with appropriate personal or subject matter jurisdiction.

We believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the company.

Under the terms of Article 12 of our Eighth Amended and Restated Certificate of Incorporation, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933 of Securities Exchange Act of 1934. Under no circumstances will investors be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

PLAN OF DISTRIBUTION

The Company is offering up to 9,124,088 shares of Common Stock, consisting of 8,485,402 shares being sold for cash consideration and 638,686 available for issuance as Bonus Shares. Pursuant to SEC rules, this Offering may continue until three years from the initial qualification of the Offering by the SEC.

During the course of this Offering, the Company has sold approximately 1,818,574 shares of Common Stock and issued 70,712 Bonus Shares of Common Stock at a previous price of $5.22 per share, as well as sold approximately 3,602,237 shares of Common Stock and issued 75,302 Bonus Shares of Common Stock at $5.48 per share as of September 15, 2026. Remaining shares will be sold at a price of $5.60 per share.

The minimum investment in this Offering is 192 shares of Common Stock, or $1,075.20 plus the Transaction Fee of 3.5% of the investment.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with the Common Stock offered in this Offering:

Per Share
Public Offering Price	$5.60
Public Offering Price Plus Transaction Fee	$5.796
Commission	$0.232
Proceeds, before expenses, to us	$5.564

Bonus Shares

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional shares of Common Stock equal to an amount that is 2% to 7% of the number of shares purchased for no additional consideration paid (“Bonus Shares”). Investors who purchase shares of Common Stock are eligible to receive Bonus Shares based their status as a current stockholder, or attendance at webinars hosted by the Company. Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Shares. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving the maximum amount of 7% Bonus Shares.

Bonus Shares have identical rights, privileges, preferences as well as restrictions to the shares of Common Stock purchased. The Investor Processing Fee will be assessed on the full share price of $5.60, and not the effective, post bonus, price, but will not charge any fee on the Bonus Shares. The Company will absorb the cost of the issuance of the Bonus Shares. Up to 638,686 Bonus Shares are available in this Offering.

DealMaker Securities LLC and OpenDeal Broker have not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Bonus Shares will be available as follows:

Bonus Name	Eligibility Criteria	Minimum Investment	Bonus Shares Awarded
Webinar Attendees	Available to any investor that attends one of the Company’s pre-announced investment webinars. The investor is eligible if the investor signs up for the webinar and invests with the same email address.	$1,075.20	2%

Existing Investor Bonus	Available to any investor who has participated in a prior offering conducted by the Company.	$1,075.20	5%

*Bonus Shares are cumulative and may stack, subject to a maximum aggregate Bonus Shares of 7% per investor, of their total purchase amount of Common Stock.

Other Terms

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

The aggregate compensation payable to the Broker and its affiliates is described below.

Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this Offering, including:

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the Offering;

•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

•	Coordinating with third party agents and vendors in connection with performance of services;

•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

•	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

•	Providing white-labeled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;

•	Consulting with the Company on question customization for investor questionnaire;

•	Consulting with the Company on selection of web hosting services;

•	Consulting with the Company on completing template for the Offering campaign page;

•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

•	Providing advice to the Company on preparation and completion of this Offering Circular;

•	Advising the Company on how to configure our website for the Offering working with prospective investors;

•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the Offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;

•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and

•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker:

•	A cash commission equal to four percent (4.0%) of each investor’s total amount invested in the Offering. If fully subscribed this would be a maximum of $1,924,875.

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions. We will also be required to pay various third-party expenses to vendors unaffiliated with DealMaker for payment processing, which are not anticipated to exceed 2% of the Offering proceeds.

We have agreed to pay DealMaker:

•	Prior to the Offering’s commencement, $1,000/month was paid to DealMaker for three months (a maximum of $3,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $1,000 per month will be charged for account management with a maximum of $3,000.

The total compensation paid to DealMaker is $6,000.

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and asset creation services. Reach will advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

We have agreed to pay Reach:

•	Prior to the Offering’s commencement, $4,000/month was paid to DealMaker for three months (a maximum of $12,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $4,000 per month will be charged for marketing management with a maximum of $12,000.

•	Supplementary Marketing Services, as may be authorized by the Company on a case-by-case basis, up to a maximum of an additional $600,000 of compensation for acting as the Company’s agent during the Offering.

The total compensation paid to Reach is $624,000.

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described above will, in aggregate, not exceed $2,554,875.21.

OpenDeal Broker LLC Agreement

In addition, the Company has engaged OpenDeal Broker LLC to assist with processing of investments through the online investment platform at www.republic.co maintained for OpenDeal Broker LLC (“OpenDeal Broker”) benefit by its affiliates. (the “Republic Platform”). OpenDeal Broker LLC will perform substantially the same services as DealMaker Securities LLC, but only for those subscriptions received through the Republic Platform. These services include:

•	Provide a landing page on the Republic Platform for our offering of the Shares and perform related services;

•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks; and

•	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreement to the investor.

The Company will promote the offering on the Republic Platform on a best efforts basis. OpenDeal Broker will not act as an underwriter for this offering.

As compensation, the Company will pay to OpenDeal Broker a commission equal to 4% of the amount raised through the Republic Platform. DealMaker and OpenDeal Broker entered into a Referral Agreement, pursuant to which DealMaker and OpenDeal Broker will share the commission earned as part of the Offering. Investors will not pay any additional fees as a result of this arrangement. As a result, the maximum compensation payable to DealMaker Securities will not exceed the maximum described above.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Transfer Agent and Registrar

Dealmaker Transfer Agent LLC will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, debit card, credit card, or ACH only, physical checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this Offering is $1,075.20, or 192 shares of Common Stock. Investors will also be responsible for a 3.5% Transaction Fee paid at the time of investment. This fee is not considered part of the cost basis of the subscribed Securities but will count against the per investor limit set out in the subscription agreement. This fee is subject to the 4.0% commission calculation charged by DealMaker Securities or OpenDeal Broker. These expenses are included in the maximum compensation set forth in the section above.

Investors will be required to subscribe to the Offering via the third-party platform managed by Novation Solutions, Inc. or OpenDeal Broker, and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

The Broker has not investigated the desirability or advisability of investment in the Offering, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. Broker is not distributing any Offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Broker in this Offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.

OpenDeal Broker Subscription Process

Investors subscribing through the Republic Platform, as facilitated by OpenDeal Broker, may also access the Company’s Offering through an offering page hosted on the Republic Platform. Investors may follow the instructions provided through the Republic Platform to review the Company’s offering materials, including the offering circular and subscription agreement, as well as submit payment.

OpenDeal Broker has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. OpenDeal Broker is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. OpenDeal Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon OpenDeal Broker ’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of OpenDeal Broker in this Offering as any basis for a belief that it has done extensive due diligence. OpenDeal Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular. All inquiries regarding this offering should be made directly to the Company.